The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)

CONNECTED TRANSACTIONS
AND CONTINUING CONNECTED TRANSACTIONS
AND RESUMPTION OF TRADING

Financial Adviser to PetroChina Company Limited

Citigroup Global Markets Asia Limited

The Board is pleased to announce the following transactions.

A.	Acquisition Agreement

Pursuant to the Acquisition Agreement, the Company has agreed to acquire a 50% interest in Newco at the Total Consideration of RMB20,741,250,000 (equivalent to approximately HK$19,753,571,429). Currently CNODC and Central Asia own 95% and 5% interests respectively in the registered capital of Newco. Upon completion of the Acquisition Agreement, CNODC will acquire a 5% interest in Newco from Central Asia and the Company will pay the Total Consideration to Newco so that immediately following completion of the Acquisition Agreement, Newco will be owned as to 50% by the Company and 50% by CNODC.

B.	Transfer Agreement

Pursuant to the Transfer Agreement, the Company has agreed to transfer and Newco has agreed to purchase, simultaneously with or after completion of the Acquisition Agreement, the entire issued share capital of PetroChina International on the terms and subject to the conditions of the Transfer Agreement. The total consideration for the Transfer payable by Newco to the Company is RMB579,355,000 (equivalent to approximately HK$551,766,667).

After completion of the Acquisition Agreement and the Transfer Agreement, CNODC intends to transfer its 50% interest in Newco to CNPC at nil consideration and the Company agrees to waive its right of first refusal in respect of such transfer.

C.	Supplemental Comprehensive Agreement

Certain transactions carried on by Newco and its subsidiaries will become continuing connected transactions for the Company following completion of the Transactions. Under such circumstances, the Company and CNPC entered into the Supplemental Comprehensive Agreement.

D.	Connected transactions

CNPC is the controlling shareholder of the Company, and is thus a connected person of the Company. CNODC and Newco, both of which are currently wholly owned subsidiaries of CNPC, are also associates of CNPC. Therefore, the entering into of the Acquisition Agreement and the Transfer Agreement constitute connected transactions for the Company under the Listing Rules. Moreover, the Prospective Continuing CT constitute continuing connected transactions for the Company under the Listing Rules. Thus, the entering into of the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the carrying on of the Prospective Continuing CT and the Proposed Caps are subject to approval by the Independent Shareholders at the EGM by way of poll.

E.	Independent Financial Adviser

ABN AMRO has been retained as the independent financial adviser to advise the Independent Board Committee to review the terms of the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps.

F.	Financial Adviser

Citigroup Global Markets Asia Limited is the financial adviser to the Company in respect to the Acquisition, the Transfer and the Prospective Continuing CT.

G.	General

A circular containing, among other things, details of the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps, advice from the independent financial adviser, a recommendation by the Independent Board Committee and a notice convening the EGM to approve the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps will be sent to the Shareholders as soon as possible.

H.	Suspension and resumption of trading

At the request of the Company, trading of shares of the Company on the Stock Exchange were suspended from 9:41 a.m. on 9 June 2005 pending release of this announcement. Application has been made with the Stock Exchange for the resumption of trading of the Company’s shares with effect from 9:30 a.m. on 10 June 2005.

The Board is pleased to announce the following transactions.

1.	THE ACQUISITION

A.	Date of the Acquisition Agreement

9 June 2005.

B.	The Acquisition

Pursuant to the Acquisition Agreement, the Company has agreed to acquire a 50% interest in Newco at the Total Consideration. Currently, CNODC and Central Asia own 95% and 5% interests respectively in the registered capital of Newco. Upon completion of the Acquisition Agreement, CNODC will acquire a 5% interest in Newco from Central Asia and the Company will pay the Total Consideration to Newco so that immediately following completion of the Acquisition Agreement, Newco will be owned as to 50% by the Company and 50% by CNODC. The Total Consideration is to be paid to Newco rather than CNODC because the Company is acquiring interest in Newco by way of capital contribution to Newco rather than purchasing existing interest from CNODC.

C.	Business of Newco

Newco’s principal activities are the exploration, development and production of oil and gas.

For more details of the Businesses, please refer to paragraph 5B of this announcement.

D.	Corporate structure

Before the Acquisition, Newco is owned as to 95% by CNODC and 5% by Central Asia. As at the date of this announcement, CNODC is interested in the Businesses either through Newco or otherwise. To the extent that any of such Businesses are not already owned by Newco or its subsidiaries, CNODC has agreed that it will use its best endeavours to transfer the entire Businesses to Newco or its subsidiaries at nil consideration for the purpose of satisfying one of the conditions to completion of the Acquisition Agreement as set out in paragraph 1G below. The parties have agreed to use their respective best endeavours to procure such transfers of the Businesses to Newco or its subsidiaries on or before 10 December 2005.

The following two diagrams set out the simplified group structures of Newco as at the date (a) of this announcement; and (b) immediately after the transfer of the 5% interest in Newco from Central Asia to CNODC and the completion of the Acquisition Agreement.

(a)	Simplified group structure of CNPC Group and the Company as at the date of this announcement

(b)	Simplified group structure of CNPC Group and the Company immediately after the transfer of the 5% interest in Newco from Central Asia to CNODC and the completion of the Acquisition Agreement

Notes:

1.	This refers to other businesses in which CNODC are interested in, which include businesses in the Specified Areas and businesses which do not meet the Company’s selection criteria for acquisition including without limitation the scale of the business and asset, the geographic location of the business and the internal rate of return of the acquisition and the growth potential of the business and asset.

2.	This refers to the existing businesses of the Company including PetroChina International Group.

Upon completion of the Acquisition Agreement, Newco will become a subsidiary of the Company.

E.	Consideration

The Acquisition was negotiated and entered into on an arm’s length basis and on normal commercial terms. The Total Consideration of RMB20,741,250,000 (equivalent to approximately HK$19,753,571,429) consisting of US$2.5 billion, based on exchange rates between RMB and US$ as published by the People’s Bank of China on 31 December 2004 plus RMB50,000,000, is payable by the Company for the Acquisition. The Total Consideration is determined by reference to a valuation of the Businesses. The asset valuation is based on production from Newco’s existing reserves and was done in terms of US dollars and the reference date of the valuation was 31 December 2004. Therefore, in order to eliminate any impact on the valuation which may be created by exchange rate fluctuation, the parties to the Acquisition Agreement have agreed to use the RMB/US$ exchange rate as at 31 December 2004.

Out of the Total Consideration, RMB50,000,000 (equivalent to approximately HK$47,619,048) will be contributed to Newco as new registered capital and the remaining RMB20,691,250,000 (equivalent to approximately HK$19,705,952,381) will be treated as capital reserves of Newco.

The Total Consideration has been determined by reference to a valuation of US$2.5 billion for the 100% interest in Newco’s equity. The Total Consideration was determined following extensive due diligence and was derived by the estimated net present values of the assets to be included in Newco. The estimated values were derived from the production, operating costs and capital expenditures provided by internationally recognized technical consultants following detailed discussions with CNODC. The Total Consideration did not include any profit forecasts of the Company and was solely dependent on the technical data provided by the technical consultants.

Adjustments to the assets valuation were made to reflect the corporate overhead and the individual tax regimes of the countries where the assets are located which were not captured by the asset operation costs and capital expenditure. The corporate overhead costs were determined using historical costs as a benchmark and relate to the specific corporate functions and costs incurred by the Newco’s head office, such as treasury services, accounting, senior management costs etc., but which were not captured in the asset specific operating and capital expenditure costs provided by the technical consultants. The assumptions used to determine the corporate adjustments were historical figures of the Businesses and were agreed between the Company and CNODC. The Total Consideration represents the cash consideration paid by the Company after taxation, net debt and corporate adjustments. The aforesaid adjustment has already been made and it has been reflected in the Total Consideration. For the avoidance of doubt, no further adjustment will be made to the Total Consideration.

The Total Consideration will be paid on the completion date of the Acquisition by the payment of cash in RMB. The Total Consideration will be funded by the Group’s internal resources.

The Board is of the view that the Total Consideration payable by the Company for the Acquisition and the other terms of the Acquisition are fair and reasonable and that the Acquisition is in the best interests of the Company and its shareholders taken as a whole.

F.	Effective Date of the Acquisition Agreement

The Acquisition Agreement will become effective upon the obtaining of the necessary corporate internal authorisations and approvals in relation to the signing and the performance of the Acquisition Agreement by each party to the Acquisition Agreement, which includes but not limited to the obtaining of the approval by the Independent Shareholders in respect of the transactions contemplated by the Acquisition Agreement.

After the Acquisition Agreement has become effective and before completion of the Acquisition Agreement, the Company shall have the right to appoint two observers to Newco. The two observers shall have the right to obtain information relating to the operation of Newco. CNODC and Newco shall provide documents relating to the operations of Newco to the observers. Following completion of the Acquisition Agreement, the Company shall be entitled to nominate 4 directors to the board of directors of Newco.

G.	Conditions precedent

Completion of the Acquisition Agreement is conditional on the satisfaction or waiver of, among other things, the following matters:

1.	the completion of all transfer procedures (including without limitation, the obtaining of all necessary approvals from the PRC’s and overseas’ authorities, the completion of the necessary filing procedures and obtaining the necessary third party consents) for the transfer of the entire Businesses by CNODC and/or its subsidiaries to Newco and/or its subsidiaries;

2.	obtaining necessary approvals from the relevant regulatory authorities and consents from third parties in relation to the Acquisition;

3.	the valuation report (prepared in accordance with PRC laws) in respect of Newco and/or the entire Businesses being acknowledged by CNODC and the Company and the completion of the necessary filing procedure in respect of such report;

4.	the Independent Shareholders approving the transactions contemplated by the Acquisition Agreement at a lawfully convened general meeting of the Company; and

5.	the representations and warranties given by CNODC as contained in the Acquisition Agreement remaining true and accurate until completion of the Acquisition Agreement.

The conditions in paragraphs 1 and 5 above may be jointly waived by the parties to the Acquisition Agreement. If the condition in paragraph 1 above is to be waived, it is intended that only the completion of filing procedures could be subject to waiver.

The Company acknowledges that in some jurisdictions, certain procedural formalities, such as the filing of documents with the relevant government authorities, may have to be done before the transfer of the relevant part of the Businesses can be regarded as completed although all approvals and consents, whether from government or third parties, have already been obtained for the transfer of such Businesses. In this connection, CNODC and the Company agree that as long as both CNODC and the Company are of the view that there are no legal impediments to the completion of such procedural formalities, the parties to the Acquisition Agreement will proceed to the completion of the Acquisition Agreement as if those procedural formalities had been completed. In these circumstances, CNODC shall complete such procedural formalities as soon as possible. For the avoidance of doubt, the existence of outstanding procedural formalities as aforesaid shall not affect the amount of Total Consideration payable by the Company for the Acquisition.

The parties to the Acquisition Agreement shall use all reasonable endeavours to procure the completion of the Acquisition Agreement not later than 30 December 2005.

As at the date of this announcement, as far as the Company is aware, CNODC is in the process of obtaining the necessary approvals referred to in paragraph G.1 above and such approvals will be obtained before completion of the Acquisition Agreement.

H.	Provisions for Post Valuation Period

The Total Consideration is determined based on the valuation of the Businesses and the date of such valuation was 31 December 2004. When determining the Total Consideration, the operation of the Businesses from 1 January 2005 has been taken into account. Therefore, the parties to the Acquisition Agreement have agreed, among other things, the following provisions to govern the matters occurred or to be occurred during the period between 1 January 2005 and completion of the Acquisition Agreement:

1.	Any change in the assets and liabilities of Newco during the Post Valuation Period shall not affect the Total Consideration to be paid by the Company under the Acquisition Agreement. All revenues, expenses and profits received or incurred during the Post Valuation Period shall belong to the Businesses and Newco Group.

2.	Any expense paid and revenue received by CNODC on behalf of the Businesses during the Post Valuation Period, including but not limited to shareholders’ loan during the Post Valuation Period, loan, increase in capital, current account during the Post Valuation Period, sales and profit, etc. shall be determined on the date of completion of the Acquisition. Within 30 days after the date of completion of the Acquisition, such amount of expense and revenue shall be reviewed by recognised auditors, and upon confirmation by the Company, Newco and CNODC, such amount shall be settled in cash by CNODC and Newco. Such recognized auditors will be appointed after the completion of the Acquisition Agreement, if required.

3.	Unless with the consent of the Company, apart from the Businesses, Newco shall not acquire any other assets or liabilities during the Post Valuation Period.

I.	Completion

On completion, which is expected to take place on or before 30 December 2005, CNODC will acquire a 5% interest in Newco from Central Asia and the Company will pay the Total Consideration in cash to Newco. For more details of the Total Consideration and its payment, please refer to paragraph 1E above.

After completion of the Acquisition Agreement, Newco will also procure the convening of a shareholders’ meeting of Newco to approve:

1.	the appointment of directors of Newco; and

2.	the adoption of the new articles of association of Newco.

Following completion of the Acquisition Agreement, Newco shall have 7 directors, of which 4 shall be nominated by the Company and 3 shall be nominated by CNODC.

J.	Non Competition and Right of First Refusal

After completion of the Acquisition Agreement, CNODC has undertaken that, except in the Specified Areas, it and its subsidiaries shall not compete with Newco Group in respect of the exploration, development, production, pipeline and refining businesses of crude oil and natural gas in areas outside the PRC.

After completion of the Acquisition Agreement and on the condition that the applicable laws and regulations and provisions of any agreement entered into by CNODC or its subsidiaries are not contravened, Newco shall, after the Company becomes its shareholder, have (a) the priority right to require CNODC or its subsidiaries to sell to Newco; or (b) a priority right to purchase from CNODC or its subsidiaries the following:

1.	any assets (other than the Businesses and those assets which are located in the Specified Areas) owned by CNODC or its subsidiaries relating to the exploration, development, production, pipeline and refining businesses of crude oil and natural gas in areas outside the PRC; or

2.	any assets owned by CNODC or its subsidiaries relating to the exploration, development, production, pipeline and refining businesses of crude oil and natural gas outside the PRC which, upon the agreement between the Company and CNODC, cease to be classified as assets within the Specified Areas due to any change in the scope of Specified Areas.

The Specified Areas are the areas which are currently subject to sanction by the United States of America. However, if in the future, any of the Specified Areas cease to be sanctioned by the United States of America, the Company will have the priority right to acquire the assets in those areas.

Upon the Acquisition Agreement taking effect and until the completion of the Acquisition Agreement, CNODC shall, on the condition that the terms of any agreement are not contravened, upon the obtaining of any new information relating to projects on the exploration, development, production, pipeline and refining businesses of crude oil and natural gas, as soon as it has any intention to enter into any transaction of substance, promptly disclose to the Company.

Currently, the Company does not have any firm commitment to acquire any other specific businesses or assets of CNODC apart from the Businesses. The Company will consider, from time to time, whether any acquisition is to be made based on the following selection criteria, including but not limited to, the scale of the business and asset, the geographic location of the business and the internal rate of return of the acquisition and the growth potential of the business and asset.

K.	Others

Any tax or expense in relation to the transfer of Businesses by CNODC and/or its subsidiaries to Newco and/or its subsidiaries shall be paid by CNODC and Newco in accordance to the applicable laws and regulations.

2.	THE TRANSFER

A.	Date of the Transfer Agreement

9 June 2005.

B.	The Transfer

Pursuant to the Transfer Agreement, the Company has agreed to transfer and Newco has agreed to purchase, simultaneously with or after the completion of the Acquisition Agreement, the entire issued share capital of PetroChina International at a total consideration of RMB579,355,000 (equivalent to approximately HK$551,766,667).

C.	Business of PetroChina International

PetroChina International is mainly engaged in the exploration and production of oil and gas in Indonesia through the indirect ownership of participating interests in 7 blocks in Indonesia.

For details of the businesses of PetroChina International, please refer to paragraph 4B of this announcement.

D.	Corporate Structure

Before the Transfer, PetroChina International is a direct wholly owned subsidiary of the Company. After the Transfer, PetroChina International will become a wholly owned subsidiary of Newco. Since Newco will be a subsidiary of the Company, following the completion of the Acquisition Agreement, PetroChina International will become an indirect non-wholly owned subsidiary of the Company upon completion of the Transfer.

After completion of the Acquisition Agreement and the Transfer Agreement, CNODC intends to transfer its 50% interest in Newco to CNPC at nil consideration and the Company agrees to waive its right of first refusal, in respect of such transfer.

The following two diagrams set out the simplified group structure of Newco immediately after (a) the completion of both the Acquisition and the Transfer; and (b) completion of the Transactions and the transfer of the 50% interest in Newco by CNODC to CNPC.

(a)	Simplified group structure of Newco immediately after the Acquisition and the Transfer

(b)	Simplified group structure of Newco immediately after the completion of the Transactions and the transfer of the 50% interest in Newco by CNODC to CNPC

Notes:

1.	This refers to other businesses which CNODC are interested in, which include businesses in the Specified Areas and businesses which do not meet the Company’s selection criteria for acquisition including without limitation the scale of the business and asset, the geographic location of the business and the internal rate of return of the acquisition and the growth potential of the business and asset.

2.	This refers to the existing businesses of the Company excluding PetroChina International Group.

E.	Consideration

The Transfer was negotiated and entered into on an arm’s length basis and on normal commercial terms. The total purchase price for the entire issued share capital of PetroChina International is RMB579,355,000 which is equivalent to US$70,000,000, based on exchange rates between RMB and US$ as published by the People’s Bank of China on 31 December 2004 (equivalent to approximately HK$551,766,667).

The total purchase price of RMB579,355,000 (equivalent to approximately HK$551,766,667) has been determined by reference to a valuation for the 100% interest in PetroChina International’s equity. Such purchase price was determined following extensive due diligence and was derived by the estimated net present values of the assets to be included in Newco. The estimated values were derived from the production, operating costs and capital expenditures provided by internationally recognized technical consultants following detailed discussions with the Company. Adjustments to the asset valuation for the Indonesia reserves were made to reflect the corporate overhead and the individual tax regime of Indonesia where the assets are located, which were not captured by the forecast asset operation costs and capital expenditure. The corporate overhead costs were determined using historical costs as a benchmark and relate to the specific corporate functions and costs incurred by the Company’s head office, such as treasury services, accounting, senior management costs etc, but which were not captured in the asset specific operating and capital expenditure costs provided by the technical consultants. The assumptions used to determine the corporate adjustments were historical figures of PetroChina International Group and were agreed between the Company and CNODC.

The total purchase price of RMB579,355,000 (equivalent to approximately HK$551,766,667) shall be satisfied on the completion date of the Transfer by the payment of cash in RMB. The Board is of the view that the price for the Transfer and the other terms of the Transfer Agreement are fair and reasonable and that the Transfer is in the best interest of the Company and the Shareholders taken as a whole.

F.	Effective Date of the Transfer Agreement

The Transfer Agreement will become effective upon the obtaining of the necessary corporate internal authorisations and approvals in relation to the signing and performance of the Transfer Agreement by each party to the Transfer Agreement, which includes but not limited to the obtaining of the approval by the Independent Shareholders in respect to the transactions contemplated by the Transfer Agreement.

G.	Conditions precedent

Completion of the Transfer Agreement is conditional on the satisfaction or waiver of, among other things, the following matters:

1.	the signing of the Acquisition Agreement and completion of the same;

2.	the obtaining of all necessary approvals from the relevant regulatory authorities and consents from third parties in relation to the Transfer;

3.	the valuation report of PetroChina International being acknowledged by the Company and Newco and the completion of the necessary filing procedure in respect of such report;

4.	the Independent Shareholders approving the transactions contemplated in the Transfer Agreement at a lawfully convened general meeting of the Company; and

5.	the representations and warranties given by the Company as contained in the Transfer Agreement remaining true and accurate until completion of the Transfer Agreement.

The conditions in paragraph 5 above may be jointly waived by the parties to the Transfer Agreement.

The parties to the Transfer Agreement shall use all reasonable endeavours to procure the completion of the Transfer Agreement not later than 28 February 2006.

The approvals required for the Transfer may include approvals from third parties and/or any applicable government authorities. The Company will apply for such approvals (if needed) in due course and all such approvals will be obtained before completion of the Transfer Agreement.

H.	Provisions for Post Valuation Period

Any change in the assets and liabilities of PetroChina International Group during the Post Valuation Period shall not affect the consideration to be paid by Newco under the Transfer Agreement. All revenues, expenses and profits received or incurred during the Post Valuation Period shall belong to the PetroChina International Group.

Any expense paid and revenue received by the Company on behalf of PetroChina International Group during the Post Valuation Period, including but not limited to shareholders’ loan during the Post Valuation Period, loan, increase in capital, current account during the Post Valuation Period, sales and profit, etc. shall be determined on the date of completion of the Transfer. Within 30 days after the date of completion of the Transfer, such amount of expense and revenue shall be reviewed by recognised auditors, and upon confirmation by the Company, Newco and PetroChina International, such amount shall be settled in cash by the Company and PetroChina International. Such recognized auditors will be appointed after the completion of the Transfer Agreement if required.

I.	Completion

On completion, which is expected to take place on or before 28 February 2006, the entire issued share capital of PetroChina International will be transferred to Newco and Newco will pay the total purchase price of RMB579,355,000 (equivalent to approximately HK$551,766,667) to the Company in cash.

3.	REASONS FOR THE TRANSACTIONS

The Board believes that the Transactions represent a new and important opportunity for the Company to enhance its reserve and production profiles, promote business development and improve financial performance through the sustained growth of Newco’s overseas business.

As a result of the Transactions, it is anticipated that the Company can achieve the following:

•	Increase reserves and production in a cost effective manner and provide a new platform for growth.

•	Internationalise the Company’s operations.

•	Create synergies between PetroChina International and CNODC by injecting the Indonesian assets of the Company into Newco.

•	Improve the Company’s financial performance and pave the way for realising optimal shareholder value for the long term.

A.	Increase reserves and production in a cost effective manner and provide a new platform for growth

The Transactions will achieve the strategic objective of increasing the Company’s reserves and production. The table below sets out selected reserves/production data of the Company, the Businesses and the Group after completion of the Acquisition Agreement on a consolidated basis:

		The Company[1]	The Businesses[1]	Combined[1]	% increase
Reserves
Crude Oil	million barrels, as of 31/12/04	10,940.5	706.2	11,646.7	6.46%
Natural Gas	billion cubic feet, as of 31/12/04	44,553.6	516.0	45,069.6	1.16%
Total Oil Equivalent	million barrels of oil equivalent, as of 31/12/04	18,366.1	792.2	19,158.3	4.31%

Production
Crude Oil	million barrels, 2004	780.2	43.6	823.8	5.59%
Natural Gas	billion cubic feet, 2004	1,027.0	47.6	1,074.6	4.64%
Total Oil Equivalent	million barrels of oil equivalent, 2004	951.7	51.5	1,003.2	5.41%

Note 1:	Proven reserves and related production

The assets to be acquired in the Transactions are mainly assets at the growth or development stage. In particular, the assets in Kazakhstan and the exploration projects in Chad and Niger have the potential for long-term growth. With the support of Newco in terms of management and sufficient funding, these assets may have the potential in attaining substantial growth for the Company and strengthening the Company’s upstream exploration and production capability in its overseas businesses.

B.	Internationalize the Company’s Operations

The Company currently only has limited exploration and production assets outside the PRC, with the Indonesian assets accounting for the Company’s only international oil and gas assets outside the PRC. The Acquisition will facilitate the Company’s strategic objective of becoming a more internationalised oil company with significant oil and gas assets both onshore and offshore as well as in both the PRC and international markets.

The Transactions provide the opportunity to significantly increase the Company’s level of international reserves and production. It will provide ownership of multiple assets in 10 new countries of operation, Kazakhstan, Peru and Venezuela represent almost 90% of the net asset value of the assets. Ownership of these assets can serve as a footprint for growth in the specific countries:

•	Knowledge of production sharing contract/license terms and application process

•	Knowledge of operating environment and geology

•	Well-placed for optimal knowledge of growth/acquisition opportunities

The acquisition of a 50% interest in Newco will increase the consolidated international reserves for the Company from 88.5 million barrels of oil equivalent to 866 million barrels of oil equivalent in 2004, an increase of 879% and increase the consolidated international production for the Company from 11.9 thousand barrels of oil equivalent per day to 149.2 thousand barrels of oil equivalent per day in 2004, an increase of 1,151%.

More significantly, Newco will provide a new platform for the Company on acquisitions of international oil and gas assets. By making use of Newco’s international operational experience, the Company can seek for acquisition targets in a more aggressive and effective manner which will facilitate the development of a significant international asset base.

C.	Create Synergies Between PetroChina International and CNODC by injecting Indonesian Assets of the Company into Newco

Prior to the Transactions, the Company and Newco were operating their overseas businesses independently. The Transactions will create a uniform overseas business development platform for the Company. Newco’s management has significant experience of managing exploration and production assets in the countries of operation that positions Newco well for future development. Newco should also be expected to provide synergies and to benefit from improved operating efficiencies by sharing and transferring management expertise, particularly in reducing the relative cost of managing different international businesses independently. Following the Transactions, Newco will become a subsidiary of the Company, which will give Newco stronger financial and other corporate resources to support and facilitate international business development.

D.	Improve the Company’s financial performance and pave the way for realizing optimal shareholder value for the long term

The Transactions should enhance the Company’s financial performance and pave the way for realizing optimal shareholder value in the long term.

4.	INFORMATION ON THE GROUP

A.	Information on the Company

The Company, one of the largest companies in the PRC in terms of sales, is engaged in a broad range of petroleum and natural gas-related activities, including:

(a)	the exploration, development, production and sale of crude oil and natural gas;

(b)	the refining, transportation, storage and marketing of crude oil and petroleum products;

(c)	the production and sale of basic petrochemical products, derivative petrochemical products and other chemical products; and

(d)	the transmission of natural gas, crude oil and refined products, and the sale of natural gas.

B.	Information on PetroChina International

PetroChina International is mainly engaged in the exploration and production of oil and gas in Indonesia through the indirect ownership of participating interests in 7 blocks in Indonesia.

Currently, the Company, through PetroChina International, owns participating interests in seven blocks in Indonesia: the Bangko, Jabung, Selat Panjang and South Jambi “B” production sharing contracts in Sumatra and the Kepala Burung (Salawati Basin) and Salawati Kepala Burung (Salawati Island) production sharing contracts in Irian Jaya and Tuban in Java which is operated under the terms of a joint operation body.

The fields in the Kepala Burung (Salawati Basin) and Salawati Kepala Burung (Salawati Island) production sharing contracts have been in production since 1973 and 1992 respectively.

Details of the Indonesia production sharing contracts in the various blocks are described as follows:

(a)	Bangko Production Sharing Contract — Located in western south Sumatra and operated by the Company. There are no reserves reported.

(b)	Jabung Block Production Sharing Contract — Located in eastern south Sumatra and operated by the Company. Net proven reserves stand at 13.9 million barrels of oil and condensate, 27.0 million barrels of liquefied petroleum gas (LPG) and 209.3 billion cubic feet of gas.

(c)	Salawati Basin — Located In West Papua along the western edge of the island on Irian Jaya and operated by the Company. It has been producing since 1973 and has produced 326 million barrels of oil. Production sharing contract is also currently producing 16.2 million cubic feet per day of gas and 360 barrels per day of condensate. Net proved reserves of 3.05 million bbl of oil and condensate, 0.02 million barrels of liquefied petroleum gas (LPG) and 0.287 billion cubic feet of gas.

(d)	Salawati Island — Located on the Salawati Island offshore to the west of Irian Jaya and operated by the Company. Net proved reserves of 0.606 million barrels of oil and condensate.

(e)	Selat Panjang Production Sharing Contract — Located in eastern Central Sumatra and is 926km2. The production sharing contract is still under development.

(f)	South Jambi “B” Block Production Sharing Contract — Located south and west of the city of Jambi in south Sumatra and operated by ConocoPhillips. Net proved reserves are 44.6 billion cubic feet of gas.

(g)	Tuban Joint Operation Body — Located in Java and operated by Pertamina — PetroChina. Two fields have been discovered; Mudi field and Sukowati. Net proved reserves stand at 1.5 million barrels of oil and condensate.

Total net proved reverses in Indonesia stand at 19 million barrels of oil and condensate, 27 million barrels of liquefied petroleum gas (LPG) and 254 billion cubic feet of gas.

C.	Financial Information on PetroChina International

Set out below are certain financial information extracted from the audited financial statements of PetroChina International as of 31 December 2004 and for the year ended 31 December 2004 prepared in accordance with International Financial Reporting Standards.

As of
31 December 2004
RMB'million
Non-current assets	3,836
Current assets	525

Total assets	4,361

Non-current liabilities	2,511
Current liabilities	1,384

As of
31 December 2004
RMB'million
Total liabilities	3,895

Total assets less total liabilities	466

Shareholder’s equity	466

	Year ended	Year ended
	31 December 2003	31 December 2004
	RMB'million	RMB'million
Profit before income tax expense	289	247
Income tax expense	(46)	(98)

Net profit	243	149

No gain or losses will be recognised in the consolidated income statement of the Company from the Transfer.

Following completion of the Transfer Agreement, PetroChina International will be consolidated into the accounts of Newco and will become a subsidiary of Newco under the Listing Rules. Newco will also be consolidated into the accounts of the Company following completion of the Acquisition Agreement because the Company will have control over Newco. Upon completion of the Acquisition Agreement, the Company shall have the right to appoint 4 out of 7 members of the board of directors of Newco and the articles of association of Newco will provide that all matters of the board of directors of Newco shall be approved by the majority members of the board.

Therefore, PetroChina International will also be consolidated into the accounts of the Company after the Transactions and will thus remain a subsidiary of the Company under the Listing Rules.

5.	INFORMATION ON CNPC, CENTRAL ASIA AND NEWCO

A.	Information on CNPC, CNODC, Central Asia and Newco

Information on CNPC

CNPC is a state-owned enterprise whose business operations cover a broad spectrum of upstream and downstream activities, domestic marketing and international trade, technical services, and equipment manufacturing and supply. CNPC owns 90% of the Company and 100% of CNODC.

CNPC is a major producer and supplier of refined oil products and petrochemicals. CNPC is also involved in the provision of operational services and technical support in such areas as geophysical prospecting, well drilling, logging, well testing, downhole operations, oilfield surface facilities construction, pipeline construction, refining and petrochemical projects, and manufacturing and supply of petroleum equipment.

Information on CNODC

CNODC is a wholly owned subsidiary of CNPC. CNODC was set up by the Ministry of Oil Industry and its primary operations are in oil and gas production and development. Besides, it also owns two refineries, a petrochemical plant and a number of pipeline assets.

Information on Central Asia

Central Asia is a limited liability company established in the PRC and is an indirect wholly owned subsidiary of CNODC.

Information on Newco

Newco is principal 95% owned by CNODC and 5% owned by Central Asia.

Upon completion of the Acquisition Agreement, Newco’s operations will include oil and gas production assets in Algeria, Kazakhstan, Azerbaijan, Ecuador, Peru, Venezuela, China and Indonesia. Newco will also have pipeline assets in Kazakhstan, refining assets in Algeria and exploration assets in Chad, Ecuador, Niger, Algeria, Canada and Kazakhstan.

Newco’s principal activities are international exploration and production of oil and gas assets. Detail description of the Businesses is provided in section 5B of this announcement.

B.	Information on the Businesses

The Businesses consist of assets in the following jurisdictions. Unless otherwise stated, in this paragraph 5B of the announcement, CNODC shall mean CNODC and its subsidiaries:

(a)	Kazakhstan

CNODC owns a 70.4% interest in the Aktobe contract area, also known as Aktyubemunaigaz joint stock company (JSC) and also a 50% ownership in the North Buzachi field JSC, which combined have interests in three major fields and a pipeline in Kazakhstan :

(i)	Aktobe Oil Fields (70.4% working interest, license expiration 2017);

(ii)	North Buzachi (50.0% working interest, license expiration 2022); and

(iii)	The 448km Kenkiyak-Atyrau pipeline.

There are two major fields in the Aktobe Contract Area: Zhanazhol oil and gas condensate field and Kenkiyak oil field. The Kenkiyak Post and Pre-Salt fields are located approximately 25 km northeast of the Zhanazhol field and 215 km south of Aktyubinsk city and cover approximately 38 km2. The fields have been in production since the 1970’s and cumulative production with approximately 100 million barrels. The Zhanazhol field is located approximately 240 km south of Aktyubinsk City on the Zhaerkameisi uplift, which lies on the eastern edge of the Caspian Sea basin. It covers an area of 232 km2 and it has been in production since 1983, having produced a total 364 million barrels so far. A gas plant is under construction and first sales of plant products are expected in 2006.

In respect of the North Buzachi Field, it is situated on the Buzachi peninsula approximately 160 km north of Aktau in Kazakhstan. The field is situated in a province of high-density asphalt oil fields. Oil at the North Buzachi field occurs predominantly in Jurassic sandstones and also in sandstones of the Cretaceous age at depths of 337 to 469 meters. Reservoir oil viscosity ranges from 171 to 271 centipoises, and stock-tank density is 0.92 to 0.94 grams per cubic centimetre. This unfavourable oil viscosity results in low primary recovery and requires enhanced recovery techniques such as horizontal wells and steam injection. Investments in such programs are now proceeding at the North Buzachi field, although they are at too early a stage to fully evaluate the results. Production from the North Buzachi field commenced in 1999 and the cumulative production through December 31, 2004, was 10.4 million barrels. The 2004 net proved reserves for North Buzachi are 55 million barrels. At this time, no proved reserves have been attributed to the enhanced recovery programs. CNODC also has ongoing exploration programmes in Kazakhstan.

In respect of the Kenkiyak-Atyrau Pipeline, it was officially brought onstream on 28 March 2003. A joint venture, in which CNODC has a 49% interest, operates the pipeline, which has a capacity of 120,000 barrels per day. The Kenkiyak-Atyrau pipeline capacity could be increased to 180,000 barrels per day by 2005 and 240,000 barrels per day in 2006 if necessary, and it could be reversed to become the first leg in the Kazakhstan-China pipeline project.

The Kazakhstan assets hold net proved reserves to CNODC of 431 million barrels of oil and 448 billion cubic feet of gas, a total of 506 million barrels of oil equivalent.

(b)	Venezuela

The Caracoles field is located in the EVB Maturin sub basin and covers an area of 256 km2. In 1997, CNODC, through its subsidiary, acquired a 100% interest in the field pursuant to an operating agreement. The field was discovered in 1946 and production began in 1951. The Caracoles field has proved reserves of 9.8 million barrels of oil net to CNODC. Production started with 1,600 barrels per day in 1951 and peaked at 12,000 barrels per day in 2001. The operating agreement is structured as a combination of baseline and incremental production service fees. Prior to CNODC obtaining its rights under the operating agreement, it is estimated that CNODC has spent US$105 million on the Caracoles Block up to the end of 2003, US$52 million of which has been spent on development drilling.

The Intercampo Norte field is located in the Maracaibo Basin and covers an area of 39 km2. The field was discovered in 1954 and production began in 1955. Intercampo has proved reserves of 23.7 million barrels of oil net to CNODC. Production started with an average rate of 3,000 barrels per day in 1955 and peaked to approximately 49,000 barrels per day in 1970. CNODC has a 100% interest in the field.

The Orimulsion area is located in the eastern Venezuela basin approximately 150 km from Maturin city and is part of the Orinoco heavy oil belt. In 1988, Venezuela National Petroleum Company set up a company BITOR to undertake its development. The area has had 16 exploration and appraisal wells with 371 km of 2D seismic shot in 1979 and 1980. The Orimulsion Project is carried out by a joint venture in which CNODC has a 40% interest. It was made effective December 2001 and has a contract duration of 30 years. Proved reserves are 170 million barrels of oil net to CNODC.

(c)	Peru

Block1-AB is the largest block in which CNODC has an interest in Peru. It has proved reserves of 47.3 million bbls of oil net to CNODC. Located in the Maranon Basin, the block is 4,970 km2. Block 1-AB is 45% owned by CNODC. The first discovery was in 1972 and production started in 1975. Production peaked with 106,500 barrels per day in 1979. Block 1-AB has been the main oil producing block in Peru since the 1970s.

Block 8 is 27% owned by CNODC. Located in the Maranon Basin, the block has an area of 1,823 km2. Production commenced in 1974 and peaked at 40,540 barrels per day in 1985. Proved reserves are 10.8 million barrels of oil net to CNODC.

Block 6/7 is the smallest of the three blocks in which CNODC has a 50% interest, the remaining 50% interest is held by a wholly-owned subsidiary of CNPC Hong Kong. There are proved reserves of 4.3 million barrels of oil and 2.7 billion cubic feet of gas net to CNODC. Located in the Maranon Basin, the area of the block is 1,019 km2.

(d)	China

CNODC has a 100% interest in all its South Oil assets. The fields are located in the Fushan Depression in the northern area of the Hainan Province. The Company holds both onshore and offshore licenses but development to date has been confined to the onshore area.

The Huachang Field is the main field in the area, holding more than 90% of the total hydrocarbon reserves in the basin. It is CNODC’s only domestic asset for which an economic assessment has been made and for which reserves have been calculated. The Huachang Field contains a gas condensate.

The Huachang Field has produced from the E2L3 reservoir since 1999 and cumulative production up to 31 December 2004, was 11.3 billion cubic feet of gas and 1,800 barrels per day of condensate. 2004 net proven reserves of 5.2 million barrels of oil and 57 billion cubic feet of gas.

Economic data was not available for the developing fields (i.e. Meitai, Chaoyang, Yongan, Jinfeng and Bohou fields) and recoverable volumes for these fields were classified as contingent resources

(e)	Algeria

CNPC has an interest in Blocks 352a and 353, which contain a string of ten small accumulations, collectively known as the Sbaa Fields. They are located in the western Algerian desert approximately 40 km from the city of Adrar.

The upstream development contract is a ‘Risk Service Contract’ (RSC) between CNPC and the Algerian national company, Sonatrach, in which CNODC is responsible for 70% of the upstream development costs and entitled to an average of 49% of crude sales revenue over a 20-year contract period.

The upstream development is part of an integrated project, which also consists of a joint venture to construct and operate the Adrar Refinery, to be located in close proximity to the Sbaa field and a joint venture marketing company to market and distribute the refinery’s products. The upstream contract was signed in July 2003 and includes an appraisal commitment of 2D seismic acquisition and processing, and the drilling of appraisal wells . The seismic commitment has already been fulfilled earlier this year, while the appraisal wells are expected to be drilled before the end of 2004. The contract is for a 25-year duration from July 2003.

A total of twenty-four exploration and appraisal wells have been drilled, fifteen of which found oil and nine of which penetrated a water leg.

CNPC’s net reserves in Algeria have been classified as contingent oil resources and range from a low estimate of 3.8 million barrels to 110.0 million barrels. To date, there has been no production from the Algerian concession.

(f)	Oman

Block 5 is CNODC’s only asset in Oman and is located in the northwest corner of the Sultanate of Oman. Each of CNODC and a wholly-owned subsidiary of CNPC Hong Kong owns a 25% interest in the project and the remaining 50% interest in the project is owned by an independent third party who is not connected with a director, chief executive or substantial shareholder of the Company. There are proved reserves of 1.53 million barrels net to CNODC.

The Petroleum Agreement was signed in July 1981 and has a 30-year term from the discovery date and the term may be extended by 10 years.

The fields were discovered in 1986, and commercial oil production began in 1990. In relation to 4 of the fields within Block 5, the Daleel field is the largest with 84 drilled wells, and 53 of them are in production. In respect of the other smaller fields, they contain one to four wells.

The primary producing horizon for the fields is the lower Cretaceous-age Shuaiba carbonates. The horizon is subdivided into five additional zones, A through E, with A being the deepest. The main producing zone is the D reservoir. The main reservoirs are located at depths between 1,380 and 1,500 meters subsea. Porosity ranges from 8 to 25 percent, permeability from 1 to 250 millidarcys, and oil saturation from 50 to 70 percent. The gravity of the oil is 38 degrees API (oAPI). In respect of the Oman project, no commercial gas market is present.

In April 2004 a horizontal well, DL-61 was subsequently converted to water injection. No definitive waterflood response has been seen. There were 18 wells drilled and completed in 2004.

Planned full-field waterflood program is expected in late 2005 and early 2006 in Block B. The 2005 development plan calls for 15 horizontal producing wells and 3 water-injection wells to be drilled.

(g)	Azerbaijan

CNODC has an interest in the exploration, development, and production sharing agreement (EDPSA) in the Azerbaijan Gobustan Concession and CNODC has an interest in the rehabilitation, exploration, development, and production sharing agreement (REDPSA) in the Azerbaijan K&K Block Concession.

(i)	Gobustan Concession (CNODC owns 25.132% interest in the project, a wholly-owned subsidiary of CNPC Hong Kong owns 25.132% interest in the project and the remaining 49.736% interest in the project is owned by a person who is not connected with a director, chief executive or substantial shareholder of the Company) is located onshore approximately 60 km southwest of Baku. The concession consists of approximately 604 km2 located in three separate blocks (A, B, and C). These blocks contain 15 known structures, some of which have produced gas and small quantities of hydrocarbon liquids from the mid-1950s. Development of some of the fields in the concession is planned, a gas sales contract has been signed and a processing plant is planned. The Gobustan Operating Company Ltd operates the Gobustan Concession. The EDPSA, signed in 1998, has a primary term of 25 years with a discretionary extension of 5 years assuming completion of the Minimum Obligatory Work Program (MOWP). CNODC has indicated the MOWP requirements have been met.

(ii)	K&K Block Concession (CNODC owns 25.0% interest in the project, CNPC Hong Kong owns 25% interest in the project and the remaining 50% interest is owned by a person who is not connected with a director, chief executive or substantial shareholder of the Company) is located approximately 20 km southwest of the Gobustan Concession. The concession consists of approximately 469 km2 and contains the Kursangi and the Karabagli oil fields. These fields are mature with recompletion and redevelopment potential. Ongoing stimulation and recompletion programs have enabled the fields to maintain 6%- to 10% field decline rates. In the Kursangi field, 488 wells have been drilled, 174 of which are currently producing. Due to the amount of recent work in the field, ranging from new drills to workovers, the field has stabilized its declining rates to between 5% and 6%. The Karabagli field has had more recent drilling in undeveloped fault blocks (D and N). Approximately 62% of the current production can be attributed to new well drills and recently completed zones.

The Azeribaijan assets hold net proved reserves to CNODC of 1.9 million barrels of oil and 6.1 billion cubic feet of gas.

(h)	Canada

CNODC has various interests in eight different gas fields in Canada although overall production volumes are small. Total proved reserves for the fields is 0.56 million barrels of oil and 2.65 billion cubic feet of gas. CNODC’s net working interests by field are as follow: North Twining 15.98%; Pooce Coope 5.375%—16.667%; Drum Heller 12.18%—16.38%; Lone Rock 20%—40%; Golden Lake 20—40%; Acheson 52.5%—100%; Pembina 100%; Hoole 100%. There is currently no production from the Golden Lake and Hoole fields. There is crude oil production only from the Lone Rock and Pembia fields, crude and gas production from Drum Heller, and crude, gas and condensate production from Acheson, North Twining, and Pooce Coope.

(i)	Ecuador

Block 11 is CNODC’s only asset in Ecuador. The project is 100% owned by CNODC. Located in the Oriente Basin, the block is 1,920 km2. The asset is very small in scale. Production started in 2004 with 230 barrels per day. Reserves are classified as contingent due to the lack of established development plans.

After seismic acquisitions between 1970 and 1995, eight wildcats were drilled, from which three wells were considered successful — Cristal, Rubí and Diamante.

Cristal Field: Production started in 2000 at 750 barrels per day. Well was stopped because of mechanical problems, cumulative production was 246,000 barrels. There is no current production.

Rubí Field: Production started at 600 barrels per day, but the rate quickly fell to 20 barrels per day due to an increasing water cut. The well was stopped in 2002, cumulative production was 8,650 barrels.

Diamante Field: Well #1 tested oil by swabbing. Rates were between 60 and 100 barrels per day with a 10% water cut. The well was not put into production.

Block 11 is crossed by the main SOTE pipeline and if high production rates are achieved with future wells, there is a plan to build a pumping station at Aguas Blancas and to connect Cristal and Diamante to the oil line.

(j)	Exploration Projects

CNODC also has additional activities in Kazakhstan (Bars project and Caspian project), Ecuador, Algeria block 102a/112 and block 350, Chad block H (12.5% working interest), Niger Bilma, Niger Tenere, through its ongoing exploration programme.

Save as disclosed above, all interest in the Businesses which are held by parties (other than CNODC or Newco or their respective subsidiaries) are owned by independent third parties who are not connected with a director, chief executive or substantial shareholder of the Company.

C.	Unaudited Combined Financial Information on the Businesses

Newco was not in existence prior to 2005. All the financial information of Newco as of 31 December 2004, and for the years ended 31 December, 2003 and 2004, was arrived at by combining the management accounts of individual operations that were owned by CNODC in 2004. Set out below are certain unaudited combined financial information as of 31 December 2004, and for the years ended 31 December, 2003 and 2004, prepared based on the individual management accounts (corresponding to the businesses mentioned in Section B) that reflect adjustments (if any) necessary for compliance with the International Financial Reporting Standards.

As of 31 December 2004
(unaudited)
RMB'million
Non-current assets	21,528
Current assets	5,175

Total assets	26,703

Non-current liabilities	9,609
Current liabilities	9,133

Total liabilities	18,742

Total assets less total liabilities	7,961

Minority interests	2,417

Net equity	5,544

	Year ended	Year ended
	31 December 2003	31 December 2004
	(unaudited)	(unaudited)
	RMB'million	RMB'million
Profit before income tax expense	2,894	4,585
Income tax expense	(875)	(1,380)

Profit before minority interests	2,019	3,205
Minority interests	(610)	(960)

Net profit	1,409	2,245

6.	CONTINUING CONNECTED TRANSACTIONS

A.	Nature of the Prospective Continuing CT

Before the completion of the Transactions, Newco and its subsidiaries (including the business carried on by CNODC and its subsidiaries before the establishment of Newco) have been carrying on certain transactions with CNPC and its associates. Certain of these transactions will continue after completion of the Transactions. These transactions primarily include:

1.	the sale of products by Newco Group to the CNPC Group;

2.	the provision of construction and technical services such as exploration technology services by CNPC Group to Newco Group;

3.	the provision of social services and ancillary services by CNPC Group to the Newco Group; and

4.	the provision of financial services by CNPC Group to Newco Group;

Following the completion of the Acquisition Agreement, Newco will become a subsidiary of the Company, and thus certain transactions involving Newco and the entities in which Newco has direct or indirect interest will constitute continuing connected transactions (i.e., the Prospective Continuing CT) for the Company under the Listing Rules.

The nature of the Prospective Continuing CT is the same as the transactions covered in the Comprehensive Agreement. However, since the Prospective Continuing CT is mainly in relation to overseas business, the pricing principles set out in the Comprehensive Agreement, which are suitable for PRC domestic transactions, are not applicable to the Prospective Continuing CT.

The Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Agreement. The Comprehensive Agreement provides that, if, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles:

1.	state-prescribed price;

2.	where there is no state-prescribed price, then according to the relevant market price, which shall be determined in the following order:

(a)	the local market price and the market price in nearby areas, at which the same type of products or services are provided by independent third parties in the ordinary course of business; or

(b)	the national market price, at which the same type of products or services are provided by independent third parties in the ordinary course of business; or

3.	where neither (a) nor (b) is applicable, then according to:

(a)	the actual cost incurred; or

(b)	the agreed contractual price, being the actual cost for the provision of such product or service plus an additional margin of not more than:

•	15 per cent. (which includes finance costs, general and administrative expenses and a profit margin) for certain construction and technical services provided that such agreed contractual price shall not be higher than the prices available for the provision of such products and services in the international market; and

•	3 per cent. for all other types of products and services priced in accordance with the agreed contractual price.

B.	Supplemental Comprehensive Agreement

Since the pricing principles set out in the Comprehensive Agreement contain references to the PRC government prescribed price and the PRC market price, they are not applicable to the Prospective

Continuing CT. Therefore, CNPC and the Company entered in to the Supplemental Comprehensive Agreement (for a term of three years) to amend certain definitions in the Comprehensive Agreement and the term of the Comprehensive Agreement.

Pursuant to the Supplemental Comprehensive Agreement, CNPC and the Company have agreed, among other things, to amend the term of the Comprehensive Agreement and the definitions of “State-prescribed Price” and “Market Price” as follows:

1.	the definition of “State-prescribed Price” in the Comprehensive Agreement shall be amended to mean price in respect of certain category of services determined by the laws, regulations, decisions, orders or policies, etc. enacted by governments of the relevant countries or regions (including but not limited to the central government, federal government, provincial government, state or coalition government or any organization responsible for domestic ruling and foreign affairs in respect to certain specified territory, irrespective of its name, organization or structure) or other regulatory departments;

2.	the definition of “Market Price” in the Comprehensive Agreement shall be amended to mean the price determined in accordance with the following order:

(a)	the price charged by independent third parties in areas where such type of service is provided and on normal terms in the area where the service is being provided at that time; or

(b)	the price charged by independent third parties in nearby areas to where such type of service is provided and on normal terms in the area or country adjacent to the area where the service is being provided at that time; and

3.	the term of the Comprehensive Agreement shall be amended to three years commencing from the effective date of the Supplemental Comprehensive Agreement.

The Supplemental Comprehensive Agreement will become effective after the same has been approved by the Independent Shareholders and after the Company has become a shareholder of Newco.

C.	Existing waiver

The Company had obtained from the Stock Exchange a waiver from strict compliance with the relevant requirements of the Listing Rules in respect of certain continuing connected transactions at the time of listing of the H Shares of the Company on the Stock Exchange in 2000. The waiver was renewed by the Stock Exchange on 26 November 2002 and will expire on 31 December 2005. The continuing connected transactions in respect of which waiver was renewed include the transactions under the Comprehensive Agreement.

According to the letter of the Stock Exchange dated 26 November 2002, the caps in respect of the transactions under the Comprehensive Agreement corresponding to the Prospective Continuing CT are:

Category of products and services	Annual Caps
a) Products and services to be provided by the Group to CNPC Group	10% of the sales revenue of the Group
b) Products and Services to be provided by CNPC Group to the Group

Category of products and services	Annual Caps
Construction and technical services	20% of the total operating expenses and capital expenditure of the Group
Social and ancillary services	RMB5,000 million

c) Financial Services
Aggregate of
i) the average daily outstanding principal of loans; and
ii) the total amount of interest paid in respect of these loans	RMB52,500 million

Aggregate of
i) the average daily amount of deposits; and
ii) the total amount of interest received in respect of these deposits	RMB4,500 million

D.	Historical figures and estimated figures

As a result of the Acquisition and the Transfer, the Board anticipates that the Prospective Continuing CT will increase the transaction amount of the existing corresponding transactions under the Comprehensive Agreement. The following table sets out the amount of the Prospective Continuing CT for the three years ended 31 December 2004 and the anticipated transactions amount in respect of the Prospective Continuing CT for the year ending 31 December 2005.

	31 December
Category of Products and Services	2002	2003	2004	2005
	(RMB in million)
a) Products and Services to be provided by the Enlarged Group to CNPC Group	89	91	90	103

b) Products and services to be provided by CNPC Group to the Enlarged Group
Construction and technical services	2,202	2,809	2,331	2,913
Social and ancillary services	7	10	9	9

c) Financial Services
Aggregate of
i) the average daily outstanding principal of loans; and
ii) the total amount of interest paid in respect of these loans	1,637	1,427	2,895	6,913

Aggregate of
i) the average daily amount of deposits; and
ii) the total amount of interest received in respect of these deposits	71	1,124	1,092	1,157

E.	Proposed Caps

It is expected that in 2005, the existing caps in respect of the transactions under the Comprehensive Agreement that are corresponding to the Prospective Continuing CT will be exceeded because of the addition of the Prospectus Continuing CT following the completion of the Transactions. Accordingly, the Board proposes the following new caps (i.e., the Proposed Caps) for the following transactions under the Comprehensive Agreement (as supplemented by the Supplemental Comprehensive Agreement). The table below sets out the existing caps of the relevant continuing connected transactions of the Company, the historical figures for such transactions for the three years ended 31 December 2004 and the Proposed Caps.

			31 December
	Transactions	Existing Caps	2002	2003	2004	Proposed Caps
			(RMB in million)
a)	Products and services to be provided by the Group or the Enlarged Group (as the case may be) to CNPC Group	10% of the sales revenue of the Group	7,772	9,323	14,516	39,003

b)	Products and Services to be provided by CNPC Group to the Group or the Enlarged Group (as the case may be)
	Construction and technical services	20% of the total operating expenses and capital expenditure of the Group	38,105	40,868	47,499	76,413
	Social and ancillary services	RMB5,000 million	2,956	3,009	3,006	5,009

c)	Financial Services
	Aggregate of
	i) the average daily outstanding principal of loans; and
	ii) the total amount of interest paid in respect of these loans	RMB52,500 million	21,154	25,803	25,161	59,413

	Aggregate of
	i) the average daily amount of deposits; and
	ii) the total amount of interest received in respect of these deposits	RMB4,500 million	3,191	4,052	3,441	5,657

The reasons for the Proposed Caps are set out below:

1.	Products and services to be provided by the Enlarged Group to CNPC Group

As a result of the Prospective Continuing CT relating to provision of products and services, it is estimated that the transaction amount in respect of the products and services to be provided by the Enlarged Group to CNPC Group for 2005 will increase by approximately RMB103 million, which represents the expected sales of crude oil by Aktyubemunaigaz JSC in Kazakhstan (“AKT”) to CNPC Group. The amount of such transactions depends on the annual crude oil production volume of AKT and the selling price of crude oil to be sold by AKT to CNPC Group and its associates.

In 2004, the annual crude oil production volume of AKT was 5.32 million tons and sales of crude oil to CNPC Group amounted to approximately RMB90 million.

It is anticipated that the annual crude oil production volume of AKT in 2005 will be 6.1 million tons, representing an increase of 14.7% from that of 2004. Applying the same percentage of increase to the sales of crude oil, it is estimated that the sales of crude oil to CNPC Group and its associates will amount to approximately RMB103 million in 2005. The crude oil production volume is expected to increase to 6.1 million tones in 2005 mainly because of the implementation of the development of the oil fields in Kenkiyak Subsalt and South Zhanazhol according to the investment plan and production plan of AKT (including the well drilling plan and other measures to increase and stabilise production).

Apart from the transactions as described above, it is anticipated that sales relating to products and services provided by the Group to CNPC Group for 2005 shall be RMB38,900 million (which is equivalent to 10% of the estimated sales revenue of the Group in 2005, being the existing cap for this kind of continuing connected transactions for 2005). When this amount is added to RMB103 million arising from the increase in sales from transactions between AKT and the CNPC Group, the total transaction amount for this kind of continuing connected transactions in 2005 will be RMB39,003 million.

2.	Products and services to be provided by CNPC Group to the Enlarged Group

(a)	Construction and technical services

As a result of the Prospective Continuing CT relating to construction and technical services, it is estimated that the transaction amount relating to construction and technical services to be provided by CNPC Group to the Enlarged Group will increase by RMB2,913 million in 2005. Such additional continuing connected transactions principally include the provision of services including but not limited to geophysical surveying, well drilling, logging, well testing, downhole operations and oilfield construction, by CNPC Group to the Enlarged Group.

The transaction amount of this kind of services is related to the capital expenditure incurred in the Businesses. The greater the amount of capital expenditure incurred, the greater will be the anticipated amount for such transactions.

In 2004, the amount of capital expenditure incurred on the Businesses was approximately RMB5,271 million and the transaction amount of such services for the corresponding period was RMB2,331 million, which represented a transaction amount to capital expenditure ratio of approximately 0.44:1.

It is anticipated the capital expenditure to be incurred for the Businesses in 2005 will be approximately RMB6,588 million. Applying the transaction amount to capital expenditure ratio for 2004, the transaction amount for such services for 2005 will be approximately RMB2,913 million. The estimated capital expenditure of the Businesses in 2005 in an amount of RMB6,588 million represents an increase of 25% from the capital expenditure of the Businesses in 2004. This increase is mainly due to the fact that a majority of the oil wells in the Businesses is in their preliminary stage which is a stage involving massive investment. Therefore, the capital expenditure of the Businesses in 2005 is expected to have a mark increase from that of 2004.

Apart from the transactions as described above, it is anticipated that the transaction amount relating to this kind of continuing connected transactions between the Group and CNPC Group for 2005 will be RMB73,500 million (which is equivalent to 20% of the total operating expenses and capital expenditure of the Group for 2005, being the existing cap for this kind of continuing connected transactions). When this amount is added to the RMB2,913 million arising from the increase in transaction amount as described above, the total transaction amount for this kind of continuing connected transactions in 2005 will be RMB76,413 million.

(b)	Social and ancillary services

CNODC has been providing social and ancillary services to the project company in Venezuela through its subsidiary. Such services include the provision of accommodation to the employees of the Venezuela project. The annual service fees charged by CNODC were determined according to market price and in the three years ended 31 December 2004, the fees charged by CNODC in this respect were RMB7 million, RMB10 million and RMB9 million respectively. It is anticipated that the fee to be charged by CNODC in 2005 will not be higher than that in 2004. Therefore, it is estimated that the fee to be charged by CNODC in this respect will be RMB9 million in 2005. Apart from the transaction as described above, it is anticipated that the transaction amount relating to this kind of continuing connected transactions between the Group and CNPC Group for 2005 will be RMB5,000 million (being the existing cap for this kind of continuing connected transactions for 2005). When this amount is added to the RMB9 million arising from the transactions involving Venezuela as aforesaid, the total transaction amount for this kind of continuing connected transactions will be RMB5,009 million in 2005.

3.	Financial services

(a)	Loan borrowing

As a result of the Prospective Continuing CT relating to loan borrowing, it is estimated that the average daily outstanding principal amount of loans and the total amount of interest paid annually in respect of such loans relating to the Businesses and involving CPFC for 2005 will be approximately RMB6,913 million, out of which approximately RMB6,584 million will be the average daily outstanding principal amount of the loans and approximately RMB329 million will be the total amount of interest payable annually in respect of such loans.

As most of the loans relating to the Businesses were advanced from third party banks from 2002 to 2004, the amount of loans advanced from CPFC during such periods were relatively small. Therefore, the figures for 2002 to 2004 do not provide a good reference for future estimation.

However, it is anticipated that in the future, the amount of loans relating to the Businesses to be advanced from CPFC will increase substantially because:

(i)	The amount of loans required by the Businesses will likely exceed the facility amount that can be granted by third party banks mentioned above. Under such circumstances, it will be increasingly difficult to obtain loans from such third party banks and therefore the Enlarged Group shall obtain such loans from CPFC.

(ii)	From 2002 to 2004, the majority of the third party loans were advanced by third party banks to CNODC and/or CNPC International Ltd. (a subsidiary of CNODC) as borrowers. Since it is difficult to predict whether the Enlarged Group can obtain loans from such third party banks or any other banks on the same terms after the Acquisition, it is expected that in the future, more loans will be obtained from CPFC.

The estimated average daily outstanding principal amount of loans for 2005 is RMB6,584 million, which will consist of the following three types of loans:

(i)	Loans by CPFC to Newco (approximately RMB5,000 million)

CPFC has been advancing loans to CNODC in the past. At the beginning of 2004, such loans amounted to approximately RMB1,400 million. During 2004, such loans had increased by approximately RMB3,600 million to reach an aggregate amount of RMB5,000 million. Upon completion of the Acquisition Agreement, such loans shall be transferred to Newco, therefore, the loan of RMB5,000 million due from CNODC to CPFC will become a loan due from Newco to CPFC upon completion of the Acquisition Agreement.

(ii)	Loans from CNPC to Newco through CPFC (approximately RMB500 million)

CNPC has been advancing loans to CNPC International Ltd. through CPFC in the past to facilitate the exploration and development activities of certain oil fields. In 2004, such loans amounted to approximately RMB500 million. Upon completion of the Acquisition Agreement, the foresaid oil fields will become part of the Enlarged Group and the loans due to CNPC shall become loans due from the Enlarged Group to CNPC.

(iii)	Loan corresponding to deposit in the amount of approximately RMB1,000 million

For tax arrangement purposes in Venezuela, CNODC has deposited an amount of approximately US$126 million (approximately RMB1,000 million) with CPFC. As a result of such deposit, CPFC has agreed to advance an equivalent amount of loan to the companies operating the Businesses in Venezuela. Upon completion of the Acquisition Agreement, the companies operating the Businesses in Venezuela will become part of the Enlarged Group and so the amount of loan (which is equivalent to approximately RMB1,000 million) due from such companies to CPFC shall therefore become loans due from the Enlarged Group to CPFC.

Due to the reasons stated above, the amount of additional loans involving CNPC or CPFC for 2005 arising as a result of completion of the Transactions will be RMB6,584 million. The annual interest rate for each of the above three types of loan shall be approximately 5%. Therefore, the total amount of interest paid in respect of such loans for 2005 will be approximately RMB329 million.

Apart from the transactions as described above, it is anticipated that the average daily outstanding principal of loans to be advanced by CPFC to the Group and the total amount of interest to be paid annually in respect of such loans for 2005 shall be RMB52,500 million. When this amount is added to the amount of approximately RMB6,913 million arising from the additional loan (together with amount of interest to be paid annually) as aforesaid, the amount of average daily outstanding principal of loans together with the annual interest thereon will be RMB59,413 million.

(b)	Deposit

As described above, due to tax arrangement in Venezuela, CNODC has deposited a sum of US$126 million (equivalent to approximately RMB1,000 million) in CPFC and it is anticipated that the amount of interest to be received annually in respect of such deposit will be approximately RMB57 million in 2005.

Apart from the transaction as described above, it is anticipated that the average daily deposit in CPFC by the Group and the total amount of interest to be received annually in respect of the deposit by the Group with CPFC for 2005 will be RMB4,500 million, when adding approximately RMB1,157 million arising from the additional deposit (together with amount of interest to be received annually as aforesaid), the amount will be RMB5,657 million in 2005.

F.	Reasons for and benefit of the Prospective Continuing CT

Prior to the completion of the Acquisition Agreement, the members of the CNPC Group (including CNODC, Newco and their respective subsidiaries) operated as an integrated organization which undertook numerous intra-group transactions each year. As a consequence of the Acquisition, Newco will become a subsidiary of the Company and the Prospective Continuing CT will constitute connected transactions for the Company under the Listing Rules.

The Prospective Continuing CT are and will be conducted in the ordinary and usual course of business of the Enlarged Group. These transactions will continue to be agreed on an arm’s length basis with terms that are fair and reasonable to the Enlarged Group. Due to the long-term relationships between the Group and CNPC Group, the Board considers it to be beneficial to the Enlarged Group to continue the Prospective Continuing CT as these transactions will facilitate the operation of the Enlarged Group’s business.

G.	Disclosure and independent shareholders’ approval requirements

Under the Listing Rules, the Prospective Continuing CT will require disclosure and prior Independent Shareholders’ approval.

The Directors will seek Independent Shareholders’ approval for the Prospective Continuing CT, the Supplemental Comprehensive Agreement and the Proposed Caps for the financial year ending 31 December 2005 on the following conditions:

1.	the total revenue or expenditure of the Group in respect of each category of products and services will not exceed the Proposed Caps set out in paragraph 6E of this announcement;

2.	the Company will comply with the relevant requirements of the Listing Rules.

7.	GENERAL

As CNPC directly owns an aggregate of 90% of the issued share capital of the Company, transactions between CNPC and its associates and the Group constitute connected transactions for the Company under the Listing Rules. In that regard, the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps are subject to approval from the Independent Shareholders at the EGM by way of poll.

In view of the interests of CNPC, CNPC and its associates will abstain from voting in relation to the shareholders resolutions approving the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps.

An Independent Board Committee has been appointed to advise the Independent Shareholders on whether or not the terms of the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps are in the interest of the Company and are fair and reasonable so far as the Independent Shareholders are concerned.

ABN AMRO has been appointed as the independent financial adviser to advise the Independent Board Committee regarding the terms of the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps.

A circular containing, among other things, details of the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement and the Prospective Continuing CT and the Proposed Caps, an advice from the independent financial adviser, a recommendation of the Independent Board Committee and a notice convening an EGM to approve the Acquisition

Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps will be sent to the Shareholders as soon as possible.
8.	SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading of shares of the Company on the Stock Exchange were suspended from 9:41 a.m. on 9 June 2005 pending release of this announcement. Application has been made with the Stock Exchange for the resumption of trading of the Company’s shares with effect from 9:30 a.m. on 10 June 2005.

9.	TERMS USED IN THIS ANNOUNCEMENT

“ABN AMRO”	ABN AMRO Asia Corporate Finance Limited, a corporation licensed to carry out types 4 and 6 regulated activities under the Securities and Futures Ordinance and the independent financial adviser to the Independent Board Committee in respect of the terms of the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps

“Acquisition”	the acquisition of 50% of the interest in Newco by the Company by way of new capital contribution to Newco on the terms and subject to the conditions of the Acquisition Agreement, as more particularly set out in this announcement

“Acquisition Agreement”	the capital contribution agreement entered into between CNODC, Central Asia, Newco and the Company on 9 June 2005, relating to the Acquisition, details of which are set out in this announcement

“associates” “Board”	has the meaning ascribed to it in the Listing Rules the board of Directors of the Company, including the independent non-executive directors

“Business(es)”	the assets and businesses which are set out in paragraph 5B in this announcement and are currently held by CNODC through Newco or otherwise (other than those in the Specified Areas)

“Central Asia”	(Central Asia Petroleum Company Limited*), a limited liability company established under the laws of the PRC, the entire interest of which is indirectly beneficially owned by CNODC

“CNODC”	(China National Oil and Gas Exploration and Development Corporation*), a state-owned enterprise incorporated under the laws of the PRC, the entire interest of which is owned by CNPC

“CNODC Holding”	CNODC International Holding Limited, a company incorporated in the British Virgin Islands, the entire issued share capital of which is owned by Newco

“CNPC”	(China National Petroleum Corporation*), a State-owned enterprise incorporated under the laws of the PRC, and the controlling shareholder of the Company, holding 90% of the issued share capital of the Company

“CNPC Group”	CNPC and its subsidiaries, associates and affiliates (before or after the completion of the Transactions, as the case may be) excluding the Group

“CNPC Hong Kong”	CNPC (Hong Kong) Limited, a company whose shares are listed on the main board of the Stock Exchange and approximately 53.85% of its issued share capital is owned by CNPC, and a connected person of the Company

“CPFC”	China Petroleum Finance Company Limited*

“Company”	(PetroChina Company Limited), a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the Company Law of PRC, and listed on the Stock Exchange with American Depository Shares listed on the New York Stock Exchange

“Comprehensive Agreement”	the comprehensive products and services agreement dated 10 March 2000 entered into between CNPC and the Company regarding the provision by the Group to the CNPC Group and by the CNPC Group to the Group, of a range of products and services from time to time, effective as of 5 November 1999

“Director(s)”	the director(s) of the Company

“EGM”	an extraordinary general meeting of the Company to be held to approve, inter alia, the Acquisition, the Acquisition Agreement, the Transfer, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps

“Enlarged Group”	the Group after the completion of the Transactions

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“Independent Board Committee”	the independent committee of the Board, comprising Messrs. Chee-Chen Tung, Liu Hong Ru and Franco Bernabe, established on 9 June 2005 for the purpose of reviewing and advising Independent Shareholders in respect of the Acquisition, the Acquisition Agreement, the Transfer, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps

“Independent Shareholders”	the shareholders of the Company other than CNPC and its associates

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Newco”	(Zhong You Kan Tan Kai Fa Company Limited*), a company established under the laws of the PRC on 14 March 2005 with limited liability

“Newco Group”	Newco and its subsidiaries

“PetroChina International”	PetroChina International Ltd., a company incorporated in the British Virgin Islands, which is currently a direct wholly owned subsidiary of the Company

“PetroChina International Group”	PetroChina International and its subsidiaries

“Post Valuation Period”	the period between 1 January 2005 and completion of the Acquisition Agreement or the completion of the Transfer Agreement, as the case may be

“PRC” or “China”	the People’s Republic of China

“Proposed Caps”	the proposed maximum annual aggregate values of the continuing connected transactions of the Company as set out in paragraph 6E of this announcement

“Prospective Continuing CT”	the additional continuing connected transactions involving Newco and the entities in which Newco has direct or indirect interest arising as a result of the completion of the Transactions

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholder(s)”	the holder(s) of shares of the Company

“South Oil”	(South Oil Exploration and Development Co., Ltd.*), a limited liability company established in the PRC, the entire equity interest of which is beneficially held by CNODC

“Specified Areas”	Sudan, Syria, Iran, Myanmar and Iraq or any one of the aforesaid countries

“Stock Exchange”	the Stock Exchange of Hong Kong Limited

“Supplemental Comprehensive Agreement”	the supplemental comprehensive products and services agreement dated 9 June 2005 entered into between the Company and CNPC in relation to the Prospective Continuing CT, which is more particularly set out in this announcement

“subsidiaries”	has the meaning ascribed to it in the Listing Rules

“Transactions”	the Acquisition and the Transfer

“Total Consideration”	an aggregate amount of RMB20,741,250,000 (equivalent to approximately HK$19,753,571,429) payable by the Company to Newco for the acquisition of 50% interest in Newco

“Transfer”	the transfer of the entire issued share capital of PetroChina International from the Company to Newco

“Transfer Agreement”	the equity transfer agreement entered into between the Company and Newco dated 9 June 2005, relating to the Transfer

“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America

By the order of the Board
PetroChina Company Limited
Li Huaiqi
Secretary to the Board of Directors
Hong Kong, 9 June 2005

For the purpose of this announcement, unless otherwise indicated, the exchange rates at HK$1.00 = RMB1.05 has been used, where applicable, for the purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged.

As at the date of this announcement, the executive Directors are Messrs. Chen Geng, Jiang Jie Min, Ren Chuan Jun, Su Shu Lin, Duan Wen De, Wang Fu Cheng, Zheng Hu, Zhou Ji Ping, Gong Hua Zhang, Zou Hai Feng and the independent non-executive Directors are Messrs. Chee-Chen Tung, Liu Hong Ru and Franco Bernabe.

* For identification purpose only.